

November 23, 2010

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

> **Re:** **Tornier B.V.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-167370**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all relevant facts and law, not merely a list of select documents as mentioned in the paragraph numbered (2) on page 1 and in the paragraph numbered (5) on page 2 of this exhibit. Please file a revised opinion accordingly.

2.   It is unclear how the second sentence of the last paragraph on page 1 and the paragraph numbered (7) on page 2 of the draft opinion are consistent with the liability provisions of the United States securities laws applicable to your registration statement and do not suggest to investors that those provisions may be limited contrary to Section 14 of the Securities Act. Please advise or file an opinion that does not include such an attempted limitation.

3.   We note that in the last sentence at the bottom of page 1 of the draft opinion that investors are referred to an internet address for conditions related to this opinion. Please refer to footnote 41 of Release No. 33-7856 (April 28, 2000) regarding your obligations to file the information located at that address.

4.   Refer to the paragraph numbered (4) on page 2 of the draft opinion. Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

5.   Please confirm that the date of the opinion will be the effective date of the registration statement given the date restrictions in the paragraphs numbered (4) and (5) on page 2 of the draft opinion.

6.   Please tell us why it is necessary and appropriate for the opinion to include the condition regarding the shares being issued pursuant to the Deed of Issuance as you do in the paragraph numbered (5)(a) on page 2 of the opinion. It appears that the opinion might be inappropriately assuming away a conclusion that is a necessary requirement of the opinion regarding legal issuance which you are required to file per Regulation S-K Item 601(b)(5).

7.   Please tell us why the paragraph numbered (5)(a) on page 2 of the opinion does not address whether the shares are fully paid. See Regulation S-K Item 601(b)(5).

8.   Refer to the paragraph numbered (6) on page 2 of the draft opinion. Please file an opinion that states clearly whether a security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. It appears that the opinion you filed limits the definition of "non-assessable" to contributions to capital and omits any other potential assessments or calls.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Cristopher Greer